BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 19, 2019

1.            Date, Time and Place: Meeting held on December 19, 2019, at 05:00 p.m., at the office of BRF S.A. (“Company”), located at Avenida das Nações Unidas, 8501, 1st floor, Pinheiros, ZIP Code 05425-000.

2.            Summons and Presence: Summons duly held pursuant to Article 21 of the Company’s Bylaws, with the presence of the totality of the members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mr. Walter Malieni Jr. (“Mr. Walter Malieni”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. Francisco Petros Oliveira Lima Papathanasiadis (“Mr. Francisco Petros”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Roberto Antonio Mendes (“Mr. Roberto Mendes”) and Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”).

3.            Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.            Agenda: (i) Approval of the Corporate Policy of Enterprise Risk Management.

5.            Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.       Approval of the Corporate Policy of Enterprise Risk Management. The members of the Board of Directors approved, by unanimous votes, considering the favorable recommendation of the Audit and Integrity Committee and the Finance and Risk Management Committee, the Company’s Corporate Policy of Enterprise Risk Management.

6.            Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on December 19, 2019.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 19, 2019

7.            Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, December 19, 2019.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on December 19, 2019.